Filed by Merchants Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Merchants Bancshares, Inc.
Commission File No.: 0-11595

Community Bank System and Merchants Bancshares to Combine Joining Two Strong, Culturally Aligned Companies On October 24, 2016, Community Bank System and Merchants announced an agreement to merge. Together, Merchants and Community Bank will better serve our valued customers. We will continue building quality relationships with customers and communities, as our companies have done throughout our histories. Merchants Community Bank will offer Merchants customers: of Community - - - More than 200 customer locations throughout upstate NY and North East PA Enhanced products and services and line of loan and deposit products Expanded array of insurance, employee benefit, wealth management services h Community Bank is the Ideal Partner for Merchants - - Believes in a “Bank happy” philosophy Full-service financial institution, nationally recognized for customer-focused approach Voted the most trusted bank in the Northeast in the 2015 MSR Awards - second quarter Dedicated to a Seamless Transition for Merchants Customers - - No changes to your day-to-day banking — business as usual at Merchants Merchants and Community Bank remain independent companies until the combination is complete Same branch locations — same branch staff and business bankers you see today - Community Bank Recognizes the Great Company Merchants Has Built - Combined with Community Bank, Merchants will continue to grow and succeed as part of a larger, more diverse bank - Merchants has long history of supporting employees and will continue to do so pany nk will become egional President Continuing to Invest Time and Resources in Communities We Serve - Community Bank plans to donate $500,000 to the Merchants Bank Foundation after close to further strengthen support of communities Merchants serves For more information visit www.communitybankna.com or www.mbvt.com Benefits for Stockholders - Merchants stoc elect to receive of Merchants st • 0.963 shares Bank System • 0.6741 shares Bank System cash • $40.00 in cas Timing kholders can for each share ock they hold: of Community and $12.00 in - Expect to comp combination in 2017 - Merchants stock required - Subject to regul and other custo conditions Leadership lete the holder vote atory approvals mary closing - Mark E. Tryniski combined com - Geoffrey Hessli New England R will lead

ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Merchants Bancshares, Inc. (“Merchants”) and Community Bank System, Inc. (“Community”). In connection with the proposed merger, Community will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Merchants and a prospectus of Community, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the registration statement and the proxy statement/prospectus and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement/prospec-tus, when available, as well as other filings containing information about Merchants and Community, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, when available, free of charge from Merchants at http://www.mbvt.com/ under the heading “Investor Relations” and then “SEC Filings” or from Community by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Re-port.” Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282. PARTICIPANTS IN SOLICITATION Merchants and Community and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stock-holders of Merchants in connection with the proposed merger. Information about the directors and executive officers of Merchants and their ownership of Merchants common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016 and the definitive additional proxy soliciting materials for the Company’s 2016 annual meeting of stockholders, as filed with the SEC on May 3, 2016. Information about the directors and executive officers of Community and their ownership of Community common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document when available may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Se-curities Litigation Reform Act of 1995 about the proposed merger of Community and Merchants. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Certain factors that could cause actual results to differ materially from expected results include: failure to obtain the approval of the stockholders of Merchants in connection with the proposed merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Merchants to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; changes in legislation or regulatory require-ments; and other risks and uncertainties disclosed from time to time in documents that Merchants files with the SEC. Except as required by law, Merchants does not assume any duty to update forward-looking statements.